December 31, 2009

Mr. David L. Yowan
Chief Executive Officer
American Express Credit Corporation
One Christina Centre
301 North Walnut Street
Suite 1002
Wilmington, Delaware 19801

Re: **American Express Credit Corporation**
File No. 001-6908
Amendment Number One to Form 10-K for the fiscal year ended December 31, 2007
Form 10-K for the fiscal year ended December 31, 2008
Amendment Number One to Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Amendment Number One to Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Amendment Number One to Form 10-Q for the period ended June 30, 2009
Form 8-K dated November 12, 2009
Form 10-Q for the period ended September 30, 2009

Dear Mr. Yowan:

        We have reviewed your filings and have the following comments. Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of each amendment marked to show changes from the original filing.

2. Please change the phone number on the cover page to reflect your new phone number,

Amendment Number One to Form 10-K for the fiscal year ended December 31, 2008

Explanatory Note, page 1

3. With regard to the explanation provided and with a view towards additional disclosure in future filings, supplementally provide us with the refinancing entry made in 2007 that was in error (debits and credits), what the correct entry would have been (debits and credits), and, explanations for any differences in the entries. In addition, provide us with details of any other errors related to the restatements. We may have further comment.

4. We note you have not restated any of your quarterly reports for 2007 and 2008 but that you state in the first paragraph that you are restating as part of your amended Form 10-K "certain financial and other quarterly information previously issued in its Quarterly Reports."   Please provide to us and undertake to include in your future filings, an explanation of whether your failure to amend the Quarterly Reports is based on your determination that the errors were not material to each quarter or whether it is based on some other determination.

5. We note your explanation, in the second paragraph, of how the "error" was made. Please provide to us and undertake to include in your future filings, a detailed explanation, understandable to an investor, including but not limited to the following:
    *   the nature of the errors in the "initial set up" of the subsidiary in 2004;
    *   how the errors were made;
    *   explain what you mean by an "automated bookkeeping entry" and discuss the extent to which "automated" entries are subject to internal controls and

extern audit;
- how the errors went unnoticed by you and by your auditors from 2004 until November 2009;
- explain why neither you nor your auditors noticed the change in this entries in beginning in 2007 when you refinanced the investment in the foreign subsidiaries;
- what led you to discover the errors in the course of preparing quarterly financial statements 2009; and
- how the errors were discovered.

6. We note your explanation, in the second paragraph, of how the "incorrect automated bookkeeping entry" caused misstatements in your financial statements involving "other revenues" and other comprehensive income. Please provide to us and undertake to include in your future filings, identification of all misstatements in your financial statements.

7. We note your reference in the third paragraph that the restatement includes "certain other unrelated immaterial errors" and "an asset line item reclassification." Please provide to us and undertake to include in your future filings, detail regarding each of the errors including but not limited to the following:
- identify each of the errors;
- explain how the "error" was made;
- disclose how and when you discovered each error;
- quantify the effects, individually and in the aggregate of each error on your financial statements; and
- provide analysis of the basis for your determination that the error is not material.

8. We note that you disclose in the fourth paragraph the aggregate effect of all of your errors on misstatements in your annual reports and quarterly reports. Please provide to us and undertake to include in your future filings, a table disclosing the effect of each of your "errors" on net income in each of your reports (annual and quarterly).

9. Please provide to us and undertake to include in your future filings, analysis of how you have changed your disclosure controls and procedures and internal control over financial reporting as well as auditing procedures in response to these material misstatements in your financial disclosure.

10. Please provide to us and undertake to include in your future filings, discussion of possible repercussions from your errors and misstatements. For instance, we note the following:

- you stated in each of the annual reports that "management has concluded that "Credcos internal control over financial reporting is effective;"
- your Chief Executive Officer and your Chief Financial Officer each certified with respect to each of the annual and quarterly reports as to their responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting; and
- your Chief Executive Officer and your Chief Financial Officer each certified regarding the information in the reports "fairly present in all material respects the financial conditions and results of operations of the Company.

Please discuss your exposure to litigation relating to overstatement in your Form 10Q for the second quarter of 2009 of income for the second quarter of 2009 of $68 million when the actual income was only $27 million (compared to net income of $253 million in the second quarter of 2008).

11. Please provide to us and undertake to include in your future filings, discussion of how you were otherwise affected by these errors including but not limited to, your tax payments and your compensation to executive officer and directors. In this regard, advise us if the compensation of the named executives and directors has been or will be affected by the restatements for 2007, 2008, and/or 2009

Business, page 3

12. Please provide to us and undertake to include in your future filings, an explanation of the purpose of American Express using a wholly owned subsidiary of a wholly owned subsidiary to finance its credit card and charge card business instead of doing so directly.

General Nature of Credco's Business, page 4

13. Please provide to us and undertake to include in your future filings, a more detailed discussion of the second paragraph that addresses the following:

- revise the first sentence to indicate whether you approved the amendment of the Agreement or whether American Express did so unilaterally;
- discuss the advantages and disadvantages to you of the amendments;
- explain the reasons for American Express seeking "flexibility" to use other subsidiaries and other means of financing its business.

14. We note your discussion in the second paragraph that you have "traditionally" financed the purchase of receivables "principally" Please provide to us and undertake to include in your future filings, a through and current discussion of all of your financing techniques including but not limited to whether you have issued any asset backed securities during the past three years.

Cardmember Receivables, page 7

15. Please provide to us and undertake to include in your future annual filings, your cardmember receivables balance, loss reserves balance and other related credit information for each of the last five years.

Reserves for Cardmember Receivables and Cardmember Loans, page 8

16. Please provide to us and undertake to include in your future annual filings, changes in your reserve for loss

Risk Factors, page 11

17. Please provide to us and undertake to include in your future filings, a risk factor relating to litigation or regulatory action relating to your material misstatements in your annual reports for 2007 and 2008 and your quarterly reports for 2007, 2008 and 2009.

18. Please provide to us and undertake to include in your future filings, a risk factor relating to American Express having total control of your company as the sole shareholder of one hundred percent of your stock.

19. Please provide to us and undertake to include in your future filings, a revised risk factor relating to your dependence on the Card issuers, on page 15, to address the risks from the change in your agreements with the Banks which gave the Banks discretion to retain or sell receivables to you.

Management's Discussion and Analysis, page 20

20. Please provide to us and undertake to include in your future filings, a revised MD&A section consistent with our comments set forth above regarding the section entitled "Explanatory Note."

21. Please provide to us and undertake to include in your future filings a management's narrative analysis of the results of operations explaining the reasons for material changes in the amount of revenue and expense items between the most recent fiscal year presented and the fiscal year immediately preceding as required by Form 10 General Instruction (I)(2)(a).

22. Please provide to us and undertake to include in your future filings analysis of how your business will be affected by the amendment to the Receivables Agreements including but not limited to the following:
    - the extent to which this has and will reduce the amount of receivables that you finance;
    - how the Banks will decide how much and which receivables to sell to you;
    - whether you have or may receive lower quality receivables that have higher risk of default;
    - how your cost of financing may increase if the quality of the receivables declines;
    - how you will become more dependent on credit card receivable form outside the United States and whether these have involved higher risk than U.S. receivables;
    - how your net income will be affected; and
    - what actions you are taking in response to the amendment.

23. Please provide to us and undertake to include in your future filings analysis of how your business will be affected by the announcement by the Federal Reserve Bank of New York in October 2009 that the SPV "will cease purchasing commercial paper on February 1, 2010, unless the Board of Governors of the Federal Reserve System extends the CPFF."

Funding Strategy, page 27

24. Please provide to us and undertake to include in your future filings, more detail regarding the bases for the downgrades by Moodys, S & P and other rating agencies. Please discuss in more detail the implications of the downgrades including the extent to which this led and will lead to American Express and the Banks finding other less expensive means of financing their receivables than selling them to you.

Short Term Funding Programs, page 28

25. Please provide to us and undertake to include in your future filings, disclosure of the range in the amounts of commercial paper outstanding during the year including the range of paper under the Federal Reserve Commercial Paper Finding Facility.

Remediation Steps to Address Material Weakness in Internal Controls, page 39

26. Please provide to us and undertake to include in your future filings, detailed disclosure of your changes in internal controls undertaken as a result of the failures that resulted in these errors being made and continuing for six years.

* * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney